UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 17, 2026, Innovation Beverage Group Limited (the “Company”) issued a notice of an Extraordinary General Meeting of shareholders (the “EGM”), to be held virtually on October 9, 2026 at 10:30 a.m. (Sydney time).

At the EGM, shareholders will be asked to consider and, if thought fit, approve a reverse stock split (share consolidation) of the Company’s issued share capital at a ratio to be determined by the Board of Directors (the “Board”) in its discretion, but in any case not exceeding a 10:1 consolidation ratio, with fractional shares to be rounded up to the nearest whole share.

The Company intends, if the proposal is approved, to implement the reverse stock split on a date to be determined by the Board, which will be announced to The Nasdaq Stock Market LLC within 120 days following shareholder approval.

A copy of the Notice of Extraordinary General Meeting and accompanying Explanatory Memorandum is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: September 18, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer